Exhibit 99.3

PALA INVESTS IN STRATHMORE MINERALS CORP.

TORONTO, ONTARIO – January 21, 2010 – Pala Investments Holdings Limited (“PIHL”) announced today that it purchased common share units (“Share Units”) of Strathmore Minerals Corp. (“Strathmore”) by way of private placement. Each Share Unit consists of one common share (each a “Share”) and one half of a common share purchase warrant (each two one half warrants, a “Warrant”).  Each Warrant entitles the holder thereof to purchase one Share for a two year period for CDN$0.75. PIHL acquired 7,272,727 Share Units consisting of 7,272,727 Shares and 3,636,364 Warrants, representing approximately 8.92% of the total number of Shares of Strathmore on a non-diluted basis.

After giving effect to the acquisitions referred to above, PIHL owns and controls a total of 7,272,727 Shares and 3,636,364 Warrants of Strathmore, representing 12.81% of the Shares of Strathmore on a partially-diluted basis.

The transactions referred to above took place by way of private placement and not through the facilities of any stock exchange or any other marketplace. The consideration for each Share Unit was CDN$0.55.

PIHL has purchased these securities for investment purposes and may increase or decrease the investment in these securities depending upon future market conditions.

PIHL’s address is 12 Castle Street, St. Helier, Jersey JE2 3RT. For further information please refer to the Early Warning Report posted on SEDAR or contact Colin Murray at 011 41 41 560 9070.

About Pala

Pala Investments Holdings Limited is a US$1.0 billion multi-strategy investment company focused on mining and natural resource companies in both developed and emerging markets. Pala Investments’ exclusive investment advisor, Pala Investments AG, has extensive experience within the mining and natural resource sectors. Pala Investments seeks to assist companies in which it has long-term shareholdings by providing strategic advice and innovative financing solutions. For more information, visit www.pala.com.

Certain statements in the press release are forward-looking statements and are prospective in nature, including statements with respect to Pala’s future intentions regarding the securities of Strathmore that it owns. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements should therefore be construed in light of such factors, and Pala is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.